SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-3034

XCEL ENERGY

401(K) SAVINGS PLAN

XCEL ENERGY INC. (the “Company”)

800 NICOLLET MALL

MINNEAPOLIS, MINNESOTA 55402

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Xcel Energy 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Xcel Energy 401(k) Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held as of December 31, 2004, and (2) reportable transactions for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
June 28, 2005

XCEL ENERGY

401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of Dec.  31, 2004 and 2003

	2004	2003
Assets
Receivables:
Employer contributions	$13,704,478	$15,176,186
Participant contributions	—	568,825
Dividend	3,011,703	2,737,792
Total receivables	16,716,181	18,482,803

Xcel Energy, Inc. Common Stock Fund (see note 9):
Participant directed	37,294,191	36,944,819
Non-participant directed	1,050,316	1,068,037
Total Xcel Energy, Inc. Common Stock Fund	38,344,507	38,012,856

General investments:
Xcel Energy, Inc. ESOP Stock Fund (see note 9)	225,814,457	209,921,573
Interest-bearing cash	33,094,397	31,284,812
Loans to participants	7,816,060	7,282,371
Value of interest in registered investment companies	680,443,484	598,676,922
Total general investments	947,168,398	847,165,678

Net assets available for benefits	$1,002,229,086	$903,661,337

See accompanying notes to financial statements.

XCEL ENERGY

401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended Dec. 31, 2004 and 2003

	2004	2003
Contributions:
Xcel Energy contributions	$13,704,478	$17,981,969
Participant contributions	50,050,120	50,939,162
	63,754,598	68,921,131

Net investment income:
Interest	458,087	524,040
Dividends	30,141,145	23,706,337
Other	369	2,304
Net appreciation in fair value of:
Xcel Energy, Inc. Common Stock Fund (see note 9)	2,687,802	12,714,817
Xcel Energy, Inc. ESOP Stock Fund (see note 9)	14,815,176	73,405,233
Value of interest in registered investment companies	54,454,889	97,651,699
	102,557,468	208,004,430

Withdrawals, distributions, and expenses:
Benefits paid to participants	68,615,014	67,184,994
Administrative expenses	86,664	74,240
	68,701,678	67,259,234

Net increase before transfers	97,610,388	209,666,327

Transfers:
To this plan	957,361	—
From this plan	—	—
	957,361	—

Net increase in net assets available for benefits	98,567,749	209,666,327

Net assets available for benefits:
Beginning of year	903,661,337	693,995,010
End of year	$1,002,229,086	$903,661,337

See accompanying notes to financial statements.

XCEL ENERGY INC.

401(K) SAVINGS PLAN

(EIN: 41-0448030 PN: 003)

NOTES TO FINANCIAL STATEMENTS

1.     Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared under the accrual method of accounting.

Investment Valuation - Investments are stated at fair value.  Unrealized gains (appreciation) and losses (depreciation) are recorded for the net change in the fair value of investments during the year.  Dividend income is accrued on the ex-dividend date.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Benefits - Benefits are recorded as paid.

2.     Description of Plan and Funding Policy

The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

The Plan was restated and renamed the Xcel Energy 401(k) Savings Plan effective January 1, 2002.  On February 5, 2004, assets from the Applied Power Associates, Inc. Retirement Savings Plan merged into this Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility - The Plan is a defined contribution employee benefit plan, which provides eligible employees of Xcel Energy, Inc. (Xcel Energy) and participating subsidiaries of Xcel Energy (collectively the “Companies”) with the opportunity to contribute to a retirement savings plan.  All full-time, part-time and temporary employees of the Companies (with the exception of bargaining unit employees covered by a Collective Bargaining Agreement that does not provide for participation in this Plan) are eligible for the 401(k) Plan as of their first day of employment.

Participant Pre-tax Contributions - Individual participants may elect to have amounts deducted from their pay on a pre-tax basis and contributed to their individual accounts in the Plan.  Employees can elect to start, stop or change their contribution election at any time.  The maximum pre-tax contribution each year is 20 percent of annual base pay, not to exceed the Internal Revenue Service maximum of $13,000 for 2004.  Employees age 50 or older during the plan year may make additional pre-tax contributions in excess of the plan limit or statutory limit, not to exceed $3,000 for 2004.

Participants may invest their contributions among the various investment funds offered by the Plan.  Income on a participant’s investment in the fund is credited to each participants’ account based on the number of units in the participants’ investment in the fund and the funds’ unit value.  In connection with the settlement on January 14, 2005, as described in Note 8, the Plan will undergo structural changes effective 2005, to permit any participant who has had at least five years of employment to direct up to 100% of the balance of his or her account into other permitted investments.

Participant After-tax Contributions - The Plan also allows participants to make after-tax contributions through payroll deductions. Bargaining employees can make additional lump sum after-tax cash contributions to the Plan.  After-tax contributions by payroll deduction or lump sum cash payments are subject to an annual limit of 10 percent of base pay.  Combined pre-tax and after-tax contributions cannot exceed 20 percent of base pay in any given year.

Employer Contributions – Former Northern States Power Co. (NSP) nonbargaining and bargaining employees had the option to elect the Pension Equity Plan Benefit effective Jan. 1, 1999 and 2000, respectively.  Subsequent to Jan. 1, 2000, bargaining employees have the option to elect either the Pension Equity Plan Benefit or the then existing pension benefit program through 2004.  Former New Century Energies, Inc. (NCE) nonbargaining employees had the option to elect the Pension Equity Plan Benefit or remain a participant in the Account Balance Plan effective January 1, 2002.

Employees covered by the Pension Equity Plan Benefit or the Account Balance Plan Benefit (and nonbargaining employees of a participating employer not covered by a company sponsored pension plan) are eligible to receive matching contributions equal to 100 percent of the first 3 percent of pay contributed on a pre-tax basis, plus 50 percent of the next 2 percent of pay contributed on a pre-tax basis to the Plan during the plan year.

Nonbargaining employees and bargaining employees who elected the traditional pension plan received up to $1,400 and $1,150, respectively, in matching contributions from the Company for 2004.

The Companies may make an additional contribution to participants’ accounts at their discretion.

Benefits - Benefits are distributed after termination of employment, disability, death or certain qualifying hardships upon request of the participant (or the participant’s beneficiary).  Each participant is fully vested in all contributions allocated to their account.  Any retirement program credits transferred to this Plan from a prior plan account may be subject to different vesting requirements as described in Supplement A of the Plan document.  Distributions may be made in the form of a single lump sum, direct rollover, partial lump sum or installments.

Administration - The Companies constitute a controlled group under Section 414(b) of the Internal Revenue Code. The parent corporation administers the Plan.  Administrative expenses of the Plan are paid by the Companies, except for certain investment management fees.

Plan Termination – There is no specified term for the Plan, and the employer has not expressed any intent to terminate the Plan.  The employer may terminate the Plan at any time in accordance with the provisions of the ERISA.  Upon termination any remaining participant account balances will be held in trust until distribution to participants or transfer to another plan.

3.     Participant Loans

The Plan allows participants to borrow against funds held in their individual retirement savings account in any amount greater than $1,000 but less than 50 percent of the participant’s vested account balance.  In no event can a participant borrow more than $50,000 less the highest outstanding loan balance during the preceding 12 months.  Loans are for a period not to exceed 5 years for general purpose loans or 15 years for principal residential loans.  The loans bear interest at a rate of prime plus 1 percent which is determined on the first business day of the month in which the loan is approved, and stays in effect until the loan is repaid.  A participant can only have one loan outstanding at a time.  Repayment of the loan plus interest is made through payroll deductions.

4.     Significant Plan Assets

At Dec. 31, the market value of each of the following investments was in excess of 5 percent of the Plan’s net assets:

	2004	2003
Xcel Energy, Inc. common stock (see note 9)	$263,820,814	$247,516,278
Vanguard 500 Index Fund Investor Shares	$183,065,364	$169,018,643
Vanguard Total Bond Market Index Fund	$116,576,066	$121,760,053
Vanguard PRIMECAP Fund	$90,947,730	$75,765,969
Vanguard Mid-Cap Index Fund	$59,206,076	$43,777,730	*

* The market value of the Vanguard Mid-Cap Index Fund at 12/31/03 was not in excess of 5 percent of the Plan’s net   assets.

5.     Federal Income Tax Status

The Internal Revenue Service has determined and informed Xcel Energy by letters dated October 9, 2003 that the Xcel Energy Retirement Savings Plan and the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Non-Bargaining Unit Employees, which merged to form this Plan on January 1, 2002, are qualified under the applicable sections of the Internal Revenue Code.  Although an application has not been submitted on the new document, amended and restated as of January 1, 2002, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

6.               Related Party Transactions

Certain investments of the Plan are shares of Xcel Energy Common Stock.  Receivables include dividends on Company common stock declared and payable to the Plan of $3,011,703 at Dec. 31, 2004.

Vanguard Fiduciary Trust Company manages certain investments of the Plan.  Vanguard is a trustee as defined by the Plan and, therefore, these transactions are considered exempt party-in-interest transactions.

7.               Risks and Uncertainties

The Plans provide for investment in a variety of investment funds.  Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.               Legal Contingencies

On September 23, 2002, and October 9, 2002, two essentially identical actions were filed in Federal District Court for the District of Colorado (the “Complaint”).  The Plaintiffs include two classes of employee participants in the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former

Non-Bargaining Unit Employees and the Xcel Energy 401(k) Savings Plan.  The Complaint names as Defendants Xcel Energy Inc. as well as the Board of Directors and certain company officers.  The Complaint also asserts that the Defendants breached their fiduciary duties under ERISA by; (a) investing an unreasonably large percentage of the Plan’s assets in company stock, (b) failing adequately to investigate and monitor the merits of the investments in company stock, (c) failing to take steps  to eliminate or reduce the amount of company stock in the plans, (d) choosing to communicate with plan participants about these matters and then failing to give them accurate and adequate information, and (e) maintaining restrictions on the company stock held in the plans.

On January 14, 2005, the District Court issued an order of preliminary approval related to a settlement reached by the parties. Under the terms of the settlement, plaintiffs are to receive a payment of $8 million dollars, plus interest and net of expenses to the accounts of affected participants. A third party administrator has been selected to extract participant data from the plan and to allocate the settlement proceeds. This allocation has not been completed as of June 28, 2005 and this gain contingency has not been recorded in the statement of assets available for benefits of the Plan as of December 31, 2004.

9.               Xcel Energy Stock Funds

Xcel Energy, Inc. Common Stock Fund:

	2004		2003
	Employee Directed	Employer Directed	Employee Directed	Employer Directed
Shares of Xcel Energy common stock	2,049,131	57,710	2,175,784	62,900

Xcel Energy common stock	$37,102,163	$1,044,908	$36,765,235	$1,062,845
VGI prime money market	184,594	5,199	225,067	6,507
Receivables, payables and other	7,434	209	(45,483)	(1,315)
Total	$37,294,191	$1,050,316	$36,944,819	$1,068,037

Xcel Energy, Inc. ESOP Stock Fund:

	2004		2003
	Employee Directed	Employer Directed	Employee Directed	Employer Directed
Shares of Xcel Energy common stock	408,065	11,999,323	441,755	11,921,117

Xcel Energy common stock	$7,422,158	$218,251,585	$7,492,666	$202,195,532
VGI prime money market	7,103	208,886	3,570	96,329
Receivables, payables and other	(2,475)	(72,800)	4,769	128,707
Total	$7,426,786	$218,387,671	$7,501,005	$202,420,568

Schedule H - Item 4(i)- Schedule of Assets (Held at End of Year)

Identity of Issue	Number of Shares	Cost	Current Value
Xcel Energy, Inc. Common Stock Fund (1):
Xcel Energy common stock	2,106,841	$33,934,343	$38,147,071
VGI prime money market	—	189,793	189,793
Receivables, payables and other	—	7,643	7,643
Xcel Energy, Inc. ESOP Stock Fund (1)
Xcel Energy common stock	12,407,388	232,813,475	225,673,743
VGI prime money market	—	215,989	215,989
Receivables, payables and other	—	(75,275)	(75,275)
Registered Investment Companies:
Vanguard 500 Index Fund (1)	1,639,783	167,870,730	183,065,364
Vanguard Total Bond Market Index (1)	11,351,126	115,570,435	116,576,066
Vanguard PRIMECAP Fund (1)	1,459,835	74,371,285	90,947,730
Vanguard Mid-Cap Index Fund (1)	3,785,555	45,446,047	59,206,076
Vanguard Wellington Fund (1)	1,646,050	45,271,668	49,694,237
Longleaf Partners Fund	1,121,745	28,918,278	35,133,043
PIMCO Total Return Fund	2,864,804	31,473,939	30,567,462
Wasatch Core Growth Fund	969,397	34,426,234	41,907,016
Vanguard Small-Cap Index Fund (1)	1,425,093	29,181,122	38,220,987
Vanguard Inflation Protected Securities (1)	1,205,101	14,580,735	15,148,117
Vanguard Developing Market Index (1)	2,036,947	14,709,455	18,739,909
VGI Brokerage Option (1)	1,237,477	1,212,115	1,237,477
Interest-bearing Cash:
Vanguard Prime Money Market (1)	33,094,397	33,094,397	33,094,397

Outstanding Participant Loans 5.00% - 10.51% (1)		7,816,060	7,816,060

Total		$911,028,468	$985,512,905

(1) Represents transaction with party-in-interest (see note 6)

The accompanying notes to financial statements are an integral part of this schedule.

Signature

As permitted under Form 11-K rules, the Company’s 401(k) Savings Plan is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company’s Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xcel Energy 401(k) Savings Plan
(Registrant)

	By	/s/ CYNTHIA L. LESHER
Cynthia L. Lesher
Vice President, Chief Administrative Officer &
Chief Human Resources Officer
Member, Pension Trust Administration Committee
June 29, 2005		Xcel Energy Inc.